2001 Annual Report


02030946

J Alexander's Corp
ARS
P.E. 12/30/01


REC'D S.E.C.
APR 1 5 2002
071

J. ALEXANDER'S



PROCESSED
APR 1 7 2002
THOMSON
FINANCIAL



ON THE COVER:
J. ALEXANDER'S NEW RESTAURANT IN THE GREATER ATLANTA MARKET OPENED DURING THE FOURTH QUARTER ON PEACHTREE PARKWAY IN NORCROSS, GEORGIA

10 OZ FILET, HARDWOOD-GRILLED, FINISHED WITH A CLASSIC BÉARNAISE SAUCE AND SAUTÉED HARICOT VERTS

COMPANY PROFILE

J. Alexander's Corporation operates 24 J. Alexander's full-service, contemporary American restaurants located in Alabama, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana, Michigan, Ohio, Tennessee and Texas.

J. Alexander's restaurants offer a menu that features award-winning prime rib of beef, a wide selection of hardwood-grilled steaks, fresh seafood and chicken, fresh hand-pattied burgers, barbeque baby back ribs, pasta, interesting salads, homemade dressings and soups, assorted sandwiches, appetizers and outstanding, made-from-scratch desserts. A wide selection of wines is available by the glass and additional selections are available by the bottle. J. Alexander's places a special emphasis on food quality and professional service.

Our goal is to provide each one of our guests a total quality dining experience. We do not take any shortcuts in product preparation. Providing our guests outstanding service, quality food and good value is our objective.

Table of Contents

Letter to Shareholders	3
Management's Discussion and Analysis	13
Consolidated Statements of Operations	20
Consolidated Balance Sheets	21
Consolidated Statements of Cash Flows	22
Consolidated Statements of Stockholders' Equity	23
Notes to Consolidated Financial Statements	24
Report of Independent Auditors	35
Quarterly Results of Operations	36
Five-year Financial Summary	37
Directors and Officers	38
Corporate Information	39
Map of J. Alexander's Locations	40



To Our Shareholders:

The year 2001 was challenging for J. Alexander's Corporation, especially during the middle part of the year, and our financial performance fell below our expectations. Actions we took during the year put the business back on track during the fourth quarter, and in 2002 we are continuing solid sales and earnings momentum.

As a solo concept company, 2000 was our first year of profitability. Operating profits improved significantly in each of the three fiscal years through 2000. We expected our performance in the first half of 2001 to be flat to slightly under 2000's performance, because of sales softness in our mid and small markets, but we expected the situation to improve considerably during the third and fourth quarters of the year. We were right about the fourth quarter, but badly wrong about the third. In fact, we hit a pretty deep trough during both the second and third quarters of the year.

First, comparable sales in the second and third quarters were below expectations. We also incurred significant increases in input costs, including beef price increases of approximately 12%. We were able to partially offset the impact of this increase by changes in operational procedures and a price increase on our steak and prime rib products; however, the price increase lowered demand for our beef products and reduced sales as guests switched to lower priced alternatives. Finally, we incurred significant increases in utility costs and insurance premiums. Because we did not believe it was prudent to continue raising prices, we were unable to fully offset the negative impact of all those increases in input costs. Our business is slightly seasonal, with the first and fourth quarters having higher sales averages than the second and third, and the combination of poor same store sales performance and higher input costs in those quarters produced a cascading negative effect from about March until mid-August (more on this below; for the moment suffice it to say that we are dedicated to doing whatever is necessary to prevent a recurrence).

During the summer of 2001, we focused all of our attention on limiting and reversing those negative effects. We launched a combination of menu and product initiatives to reduce our cost of sales and improve our comparable sales performance. These programs had started to kick in a little while before September 11, after which sales softened for a few weeks before starting a solid build during the fourth quarter. We were very happy with our fourth quarter financial performance, especially when contrasted with our dissatisfaction with our second and third quarters. We exceeded our business plan for the fourth quarter, but that improvement paled in comparison to the shortfall for the second and third quarters, and we were unable to make any significant profitability improvements over 2000. We believe, and are dedicated to proving to you in 2002, that 2001 was a negative aberration.

We were very happy with our fourth quarter financial performance, especially when contrasted with our dissatisfaction with our second and third quarters.

One of the most important financial measures we use to monitor our performance is what we refer to as "running the business profit," which we compute by adding pre-opening expenses to consolidated operating income. Our running the business profit for 2001 was $3,055,000 compared to $2,870,000 in 2000. Our original expectations were to improve this measure by over $800,000. We are very disappointed with only the modest improvement in this area.

AHI TUNA, SEARED RARE, WITH TAMARI SOY SAUCE AND BABY FIELD GREEN SALAD



GRILLED CHICKEN SALAD WITH FETA CHEESE, ROMA TOMATOES, TORTILLA STRIPS AND BLACK OLIVES, TOSSED IN A BASIL VINAIGRETTE

For the year, our same store sales were flat. Our cost of sales increased from 32.0% of sales to 32.4% due in part to the beef cost issue mentioned above. Restaurant labor and related labor costs declined slightly from 33.8% of sales to 33.5%. We were able to reduce general and administrative expenses from 8.2% of sales to 7.9%. As revenues have increased and we have added new restaurants, we have not needed to increase our head count or general and administrative expenses significantly.

We expect 2002 to be back on track from a financial performance point of view. Our new beef contract was effective on March 1 and provides us an approximate 9% reduction for this year. We also believe input costs will be favorable in most other food categories, and that energy costs will be down or flat for the year.

Our same store sales performance would certainly have been better with stronger economic conditions, but we expect the favorable trends in the fourth quarter of 2001 to continue, and as the economy improves our expectations will increase. No business is recession proof, but we believe that our niche in the restaurant business is a resilient one.

We are very pleased with our two new restaurant openings in 2001: Boca Raton, Florida, and Peachtree Parkway in Norcross, Georgia. Both are in affluent upscale markets with good population densities supported by very high median household incomes. Over the last few years, our new opening systems have improved dramatically, and both these restaurants posted under-roof profits within 90 days of opening. We expect this kind of performance in our new locations. We expect our four newest restaurants to contribute significantly to improved profitability performance this year. We plan to open one new restaurant in the fourth quarter of this year, which is a revision of our original plan to open two. Depending on the availability of sites and overall market conditions, we would like to add two restaurants in 2003.

Our future development plan will be limited largely by our insistence upon locations with excellent, not merely good, potential. When we are unable to secure excellent locations at rational prices, we will seek other ways to increase value, including buying our stock, if available at favorable prices. While our preference, of course, is to expand by building additional J. Alexander's restaurants in excellent locations, we will not be averse to considering other business opportunities.

In the 2000 and 1999 Annual Reports, we shared significant information about our business strategies, market selection issues, guest check averages and menu management. We continue to focus much of management's attention on our smaller and mid-market restaurants where we have experienced more resistance to pricing our menu to reflect adequately the quality of our products and the corresponding level of service. We have worked hard to improve sales performance in these restaurants and have made real progress, but much remains to be done. We will retain our focus on improving sales in these restaurants. The small and mid-market restaurants are a significant key to substantially improving financial performance in our existing restaurant base.

Our two new restaurants posted under-roof profits within 90 days of opening.

We have successfully competed our way through a lot of new upscale restaurant openings in our mid-markets during the past year and a half. Those new competitors have had a short-term impact on our business, but none seem to have had a long-term negative effect. Our Franklin, Tennessee restaurant, located in a market that is a magnet for chain restaurants, had a pretty severe sales slump in the first half of 2001 but by fall had fully recovered. Despite the setbacks

mentioned in 2001, we have made considerable progress in improving the market positioning of our restaurants.

We have a strong culture, and our entire management team and all of our restaurant champions are dedicated to providing intense professional service and high quality products to our guests every day. We recently completed an extensive marketing research project led by an independent research company, The Marketing Workshop, Inc. in Atlanta, with which we have had a long-term relationship. We were quite pleased with the results of the research, which included almost half of our restaurants, with a mix of older and newer restaurants, including small, mid-market and large market locations. In the aggregate, we outdistanced all upscale competition in the samples by a wide margin, especially in the area of food quality and professional service. As we have said, ad nauseam, these are the two key business drivers for an upscale casual dining concept. We were also delighted to observe that in some of our more mature markets, we have the same top-of-mind awareness as some of the national chains. They spend incredible amounts of money on advertising, while we spend virtually nothing and depend instead on our reputation to build awareness. These strong results confirm our beliefs that we are building a very strong brand (even though I hate that word – it reminds me of toilet paper or soap powder) in the upscale casual dining industry. Our strategy of high quality products, professional service and a comfortable contemporary restaurant environment seems to be meeting the high demands of the upscale restaurant guest.



We are in the process of sourcing long-term financing, which we expect to close in the second quarter. For the last several years we have used our credit facility as needed to fund new restaurant development. We are now approaching a point (a year or two away) where we expect to be able to fund our future restaurants from our cash flows. We do not see any significant needs for additional long-term capital, after this permanent financing is completed, to meet our current business objectives.

Accounting matters and policies seem to be at the top of investors' minds this year. The Enron affair and other accounting related scandals have certainly increased awareness, which is a good thing. We have always done our best to be a full disclosure-oriented company and, given my accounting background and experience, I am personally glad that the Securities and Exchange Commission appears to be taking a strong stance in this area. We are proud of

the depth of our disclosures in our Management's Discussion and Analysis. I hope you take time to read this very important part of our Annual Report along with all of the Notes to the Financial Statements.

Restaurant companies do not normally engage in exotic financial instruments, such as derivatives, or have any significant trading activities. This is a pretty straightforward business. We do enter into purchasing agreements that give us price protection (principally beef and certain seafood contracts), and we have recently entered into a similar agreement for purchasing produce in the upcoming year. Those agreements do not obligate us to purchase a specific amount of product, but typically require us to give 100% of our business to a supplier, in exchange for a fixed price on a commodity product. Some of our contracts give us a 30-day out provision. As we have grown, we have been able to take advantage of economies of scale. We believe we have protection against wide variances in commodity prices; however, evaluating future commodity pricing most times is just sophisticated guessing.



BOTH J. ALEXANDER'S RESTAURANTS OPENED IN 2001: NORCROSS, GEORGIA (ABOVE), AND BOCA RATON, FLORIDA, ARE LOCATED IN AFFLUENT UPSCALE MARKETS

We spend a considerable amount of time on the decision whether to lease or buy our restaurant locations. We prefer to own the land if we can acquire a prime site for a rational price, but in very upscale markets it is now extremely difficult to buy suitable property. Some restaurant companies prefer to lease land, which obviously requires less cash. If you have read many annual reports, you may note that some companies talk about their "cash on cash returns." However, this metric omits one important factor in financial evaluation, namely the analysis of commitments for future rental payments under leases. I believe equal attention should be paid to the future minimum lease schedules of non-cancelable operating leases. Virtually all land leases are operating leases and thus constitute perhaps the most basic form of "off balance sheet financings."

We have two important footnotes to our financial statements that deal with leases, "Note E" (Long-Term Debt and Obligations Under Capital Leases) and "Note F" (Leases). The latter schedules our future minimum lease payments under capital leases, as well as future rental payments under non-cancelable operating leases. We have over $42 million of operating lease obligations. A good upscale restaurant site today could easily have a ground lease cost of $250,000 per year, so that a 20-year non-cancelable primary lease term will create a $5 million liability for future rental



payments. The net present value would be much less; however, if a location failed, the landlord will not be taking the present value of future minimum rentals in satisfaction of a current lease obligation. Additionally, most ground leases today have automatic "bumps" factored into the lease, generally a 5% increase in the base minimum rental every 5 years, which increase the obligation by a significant amount over time.

Even simple lease accounting is very interesting – and I am not going to mention how transactions that economically are not really leases can be engineered into accounting parameters to "qualify" as leases. Under some circumstances, earnings under generally accepted accounting principles can be significantly improved in the early years by entering into sale and leaseback or an operating lease transaction. Eventually, however, this "benefit" turns around and earnings are penalized in later years (perhaps for another owner). With many public companies focused on short-term results, some are tempted to pursue an operating lease strategy for the purpose of reporting higher earnings during the rapid expansion phase of a restaurant concept.

FRESH NORTH ATLANTIC, COLD WATER SALMON, SERVED WITH ORZO AND WILD RICE

I do not want to give the impression that there is anything structurally wrong with sale and leaseback type financing. We are actually considering sale and leaseback financing as one of our long-term financing options, in addition to standard mortgage financing. We believe that the decision of the best alternative should be based on the cost of capital. If sale and leaseback financing has a more favorable cost, then I believe it is proper to pursue. However, if the cost of money were exactly the same, then we believe that retaining ownership of the property is the best way to enhance shareholder value in the long term. Leasing is a perfectly acceptable financial alternative as long as the rationale behind the decision is solid.

Our financial philosophy is always to try to make the same decision as if we were acquiring assets personally. We try to make sure we are making rational and prudent financial decisions that will improve value over time, for example, by owning real estate which is likely to increase significantly in value over the years. We will continue to decline short-term improvements in reported earnings at the expense of long-term value creation. We have always adhered to this philosophy, which was well taught to us by our Chairman and Founder, Jack Massey.

Restaurant companies sometimes differ from one another in some of their significant accounting policies, which are disclosed in our "Note A" of the financial statements. Depreciation lives in the restaurant industry are generally pretty standard and do not vary much for similar assets. However, one very real cost which is not disclosed in financial statements is the cost of not maintaining those assets properly. Some companies are very aggressive about maintaining their assets and others sometimes are tempted to "defer" maintenance costs, either because of cash shortages or to improve short-term earnings. Our policy, while not specified in the notes, is a simple one: If it's broken, fix it. But, first, spend to maintain it so it won't break.

Our financial philosophy is always to try to make the same decision as if we were acquiring assets personally.

We believe in spending the money necessary to maintain our buildings and equipment. We are convinced that this will enhance the value of the assets and increase their future earnings potential. All of us see this same principle every day in residential real estate. A homeowner who keeps her house in good repair, paints it on a regular basis and maintains its exterior, generally has a more valuable asset and does not incur major repair costs in the future. Conversely,



a homeowner who neglects his home and does not paint the trim and otherwise maintain the asset will occasionally incur very large costs to refurbish the asset and usually realizes a much poorer return when he chooses to sell the home. Asset maintenance is an important cost in our business.

Finally, I would like to comment on one last financial item, commitments and contingencies. All companies have contingent liabilities. Ours are disclosed in "Note K" to the financial statements. While I do not believe that our contingencies are any more likely to materialize this year than they were last year or will be next year, it is prudent for an investor to be aware that they exist. Much of our contingent liability relates to Wendy's restaurants that we sold many years ago where we remain secondarily liable on the lease obligations. In many cases, we have a strong indemnitor (Wendy's International) protecting us from liability. However, in some cases we have a lower net worth entity standing between the landlord and us; our aggregate contingent liability, which is not protected by Wendy's International, was estimated to be approximately $2.1 million at December 30, 2001.

As you have surely noticed if you have read our past press releases, we very much dislike the federal Alternative Minimum Tax (AMT) and the negative impact it has had on our 2001 earnings. Because of the effect of AMT we are currently unable to take advantage of the sizable tax carryforwards which have been accumulated by the Company, whereas we would be able to use some of these carryforwards if we were a higher income taxpayer. The effect of timing differences in book and tax depreciation calculations and other timing differences also directly affect the Company's tax provision at the present time because of management's conservative posture of providing a 100% valuation allowance for all of its deferred tax assets. Congress enacted AMT principally to close loopholes used by some large corporations because of the generosity of other tax legislation, specifically in the oil and gas industry. Apparently, little thought was given by the lawmakers to other businesses involved in capital intense, depreciation heavy industries such as the restaurant industry.

We believe the provisions of AMT impose an extremely harsh penalty for a small, growing company like ours, but there is little we can do about it other than explain the facts. As we become more profitable, we will be subject to more "normal" federal income tax rates which will reduce our effective tax rate considerably. Maybe I am missing something, but I continue to think our 70% effective tax rate last year was not fair, especially given our location in the business development cycle. More reason for us to be as aggressive as possible in improving our financial performance.

Last year was a tough year. We recognized our problems and issues. We believe we dealt with them forcefully. Our team is extremely motivated and energized.

In summary, last year was a tough year. We recognized our problems and issues. We believe we dealt with them forcefully. Our team is extremely motivated and energized. As noted earlier, we are uniformly dedicated to showing you that last year was an aberration.

We ourselves are substantial investors in this Company in addition to being the managers of your assets. We commit to you that we will stay focused on the issue of making the Company's investors as satisfied as we have been able to make our guests.

Sincerely,



Lonnie J. Stout II
Chairman, President and
Chief Executive Officer

JUMBO LUMP CRAB CAKES, FINISHED WITH A FALLOT DIJON MUSTARD SAUCE, FRENCH FRIES, AND BLEU CHEESE COLE SLAW

NEXT PAGE: CHILEAN SEA BASS, HARDWOOD-GRILLED, WITH FRESH HERB BUTTER AND ACORN SQUASH



RESULTS OF OPERATIONS

General

J. Alexander's Corporation (the Company) owns and operates upscale, high-volume, casual dining restaurants which offer a contemporary American menu and place a special emphasis on food quality and professional service. At December 30, 2001, the Company owned and operated 24 J. Alexander's restaurants in 12 states.

During fiscal 2001, the Company posted income before income taxes of $902,000, up slightly from the $891,000 recorded during 2000. However, the Company's income tax provision increased by $221,000 during 2001 compared to 2000, resulting in net income of $271,000 for 2001 compared to $481,000 during 2000.

For fiscal year 2000, the Company posted its first annual profit since the divestiture of its Wendy's operations in 1996. Net income for the year was $481,000 compared to a net loss of $332,000 in 1999, an increase of $813,000. Pre-tax results for the year improved approximately $1.2 million due primarily to higher operating income generated as a result of both higher sales and increased restaurant operating margin. The pre-tax increase was partially offset by the inclusion of a higher income tax provision which was required in 2000 as compared to 1999.

The following table sets forth, for the fiscal years indicated, (i) the percentages which the items in the Company's Consolidated Statements of Operations bear to net sales, and (ii) other selected operating data:

	Fiscal Year		
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	32.4	32.0	32.6
Restaurant labor and related costs	33.5	33.8	33.5
Depreciation and amortization of restaurant property and equipment	4.7	4.6	4.7
Other operating expenses	18.2	18.1	18.3
Total restaurant operating expenses	88.8	88.5	89.1
General and administrative expenses	7.9	8.2	9.1
Pre-opening expense	.9	.4	.3
Operating income	2.4	2.8	1.5
Other income (expense):			
Interest expense, net	(1.4)	(1.8)	(2.0)
Gain on purchase of debentures	—	.1	.2
Other, net	(.1)	(.1)	(.1)
Total other expense	(1.4)	(1.8)	(1.9)
Income (loss) before income taxes	1.0	1.0	(.4)
Income tax provision	(.7)	(.5)	—
Net income (loss)	.3%	.5%	(.4)%
Restaurants open at end of year	24	22	21
Weighted average weekly sales per restaurant	$78,400	$78,600	$74,900

Net Sales

Net sales increased by approximately $3.7 million, or 4.2%, to $91.2 million in fiscal year 2001 from $87.5 million in 2000. The $87.5 million of sales recorded in 2000 represents an increase of $9.1 million, or 11.5%, over $78.5 million of sales reported in 1999. These increases were due to the opening of new restaurants and to sales increases within the Company's same store restaurant base.

Same store sales, which include comparable results for all restaurants open for more than 18 months, totaled $78,100 per week in both 2001 and 2000 on a base of 22 restaurants. Same store sales for 2000 averaged $77,900 per week on a base of 20 restaurants, representing an increase of 3.7% over 1999. The method of computing same stores sales based on including restaurants open for more than 18 months was adopted effective with the third quarter of 2001. Under the previous method of reporting same store sales, which was based on restaurants open for more than 12 months, the weekly same store sales average decreased by .2% in 2001 and remained the same in 2000 compared to the respective prior years. Management estimates the average check per guest, excluding alcoholic beverage sales, was $15.38 for 2001, representing a decrease of approximately 1.5% compared to 2000. Menu prices for 2001 increased an estimated 0.4% compared to 2000. Management estimates that the average check per guest in 2000 totaled $15.62, representing an increase of approximately 8% over 1999. Menu prices for 2000 increased by an estimated 3.5% compared to 1999. The Company estimates that customer traffic (guest counts) on a same store basis for 2001 was equal to levels achieved in 2000 and decreased by approximately 4.6% in 2000 compared to 1999.

Management believes that increases in check averages resulting from certain menu changes made in late 1999 proved to be excessive for the size and economic characteristics of its small and mid-market locations (those with less than 1.5 million people) and contributed to guest count declines experienced by the Company during the last three quarters of 2000. Beginning in the fourth quarter of 2000, the Company revised its menus and feature programs in certain of the restaurants in these markets in order to reduce the guest check average and improve customer traffic trends. As noted above, both of these objectives were accomplished during 2001 and the Company reported positive same store sales results for both the third and fourth quarters of 2001.

Management implemented modest price increases during August and October of 2001 on selected menu items in an effort to improve sales and profitability. These changes positively impacted sales performance during the last half of 2001 and same store sales for the first two months of 2002 continue to show improvement when compared to the corresponding periods of 2001. However, customer traffic on a same store basis has decreased during the first two months of 2002 by approximately 1.7% compared to the corresponding periods of 2001. Management anticipates that, through menu management and continued emphasis on providing professional service, these trends will be reversed during the last half of 2002.

Restaurant Costs and Expenses

Total restaurant operating expenses, as a percentage of sales, have been relatively consistent during the past three years, totaling 88.8% for 2001, 88.5% for 2000 and 89.1% for 1999. Restaurant operating margins totaled 11.2% in 2001, 11.5% in 2000 and 10.9% in 1999. The most variable component of restaurant operating expenses during these years was cost of sales, which as a percentage of sales totaled 32.4%, 32.0% and 32.6% during 2001, 2000 and 1999, respectively. The increase during 2001 related primarily to a significant increase in the Company's cost of beef, a commodity that is contracted for annually and which comprises approximately 30% of the Company's cost of sales. The increased cost of beef more than offset the benefit of the nominal menu price increases noted above during 2001. The decrease in cost of sales during 2000 resulted from management's continued emphasis on increased efficiencies in this area and the menu price increases which were implemented during the year, as noted above.

Management believes that continuing to increase sales volumes in the Company's restaurants is a significant factor in improving the Company's profitability and intends to maintain a low new restaurant development rate of one to two new restaurants per year to allow management to focus intently on improving sales and profits in its existing restaurants while maintaining its pursuit of operational excellence. Further, the Company's criteria for new restaurant development target locations with high population densities and high household incomes which management believes provide the best prospects for achieving outstanding financial returns on the Company's investments in new restaurants.

The Company has executed a new beef contract with more favorable pricing which became effective in March 2002. Management believes that the impact of the new beef prices, modest menu price increases and other cost control and reduction measures should more than offset increases in 2002 in certain other restaurant costs and expenses, including increases in insurance premiums.

General and Administrative Expenses

General and administrative expenses, which include supervisory costs as well as management training costs and all other costs above the restaurant level, totaled $7,199,000 in 2001, $7,206,000 in 2000 and $7,124,000 in 1999. Decreases in management training and relocation costs, which comprise approximately 18% to 20% of total general and administrative expenses, and certain other employee benefit related expenses allowed the Company to maintain total general and administrative expenses for 2001 at the prior year level by partially offsetting increases in other expenses related to the growth of the Company. As a percentage of sales, general and administrative expenses decreased to 7.9% in 2001 from 8.2% in 2000 due to the small decrease in expenditures and the higher sales levels achieved.

General and administrative expenses increased only slightly in 2000 compared to 1999. However, as a percentage of sales, these expenses decreased to 8.2% in 2000 from 9.1% in 1999. Decreases in management training, relocation and procurement costs and certain other employee benefit related expenses contributed to the modest increase in total general and administrative expenses for 2000 by partially offsetting increases in other expenses related to the growth of the Company.

General and administrative expenses as a percentage of sales for 2002 are expected to increase slightly as compared to 2001.

Pre-Opening Expense

Because the Company expenses all pre-opening costs as incurred, pre-opening expenses were higher in 2001, when two restaurants were opened, than in 2000 and 1999, when only one restaurant was opened in each year.

Other Income and Expense

Net interest expense decreased by $321,000 during 2001 compared to 2000 and increased only slightly in 2000 compared to 1999. The reduction in 2001 was primarily due to favorable interest rates on balances outstanding under the Company's revolving line of credit.

"Other, net"expense of $51,000 for 2001, $81,000 for 2000 and $93,000 for 1999 was the result of expenses associated with the retirement of facilities and equipment replaced in connection with various capital maintenance projects which more than offset miscellaneous income categories.

Income Taxes

Under the provisions of SFAS No. 109 "Accounting for Income Taxes", the Company had gross deferred tax assets of $5,056,000 and $4,512,000 and gross deferred tax liabilities of $502,000 and $593,000 at December 30, 2001 and December 31, 2000, respectively. The deferred tax assets at December 30, 2001 relate primarily to $4,013,000 of tax credit carryforwards and $552,000 of net operating loss carryforwards available to reduce future federal income taxes.

The recognition of deferred tax assets depends on the likelihood of taxable income in future periods in amounts sufficient to realize the assets. The deferred tax assets must be reduced through use of a valuation allowance to the extent future income is not likely to be generated in such amounts. Due to the losses incurred in 1997 through 1999 and because the Company operates with a high degree of financial and operating leverage, with a significant portion of operating costs being fixed or semi-fixed in nature, management has been unable to conclude that it is more likely than not that its existing deferred tax assets will be realized and has maintained a valuation allowance for 100% of its deferred tax assets, net of deferred tax liabilities, since 1997.

The provision for income taxes for 2001 and 2000 results from federal alternative minimum tax (AMT) and state income taxes payable. In 1999, the Company was able to reduce its AMT liability by the use of AMT net operating loss carryforwards. These carryforwards were all utilized in 1999, however, and were not available for 2000 and 2001.

The effective tax rate of 70% for 2001 is significantly higher than the federal statutory rate because the AMT rate is applied to the Company's pre-tax accounting income after adding back certain tax preference items as well as certain permanent differences and timing differences in book and tax income. Because the Company maintains a 100% valuation allowance on its deferred tax assets, no benefit is recognized in the current year's income tax provision with respect to the AMT credit carryforward or other tax assets generated for the year. Further, because of the application of AMT, the Company at its current taxable income level is unable to take advantage of the sizable tax carryforwards which it has accumulated.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary need for capital for the past three years has been for the development and maintenance of its J. Alexander's restaurants. In addition, the Company has an annual sinking fund requirement, due on June 1, 2002, in connection with its outstanding Convertible Subordinated Debentures and may make purchases of up to $1,000,000 of its common stock under a repurchase program authorized by the Company's Board of Directors. From June 2001 through March 20, 2002, the Company has repurchased approximately 79,000 shares at a cost of approximately $179,000. The Company has met its capital needs and maintained liquidity primarily by use of cash flow from operations, use of its bank line of credit and through other sources discussed below.

Capital expenditures totaled $8,815,000, $4,814,000 and $4,884,000 for 2001, 2000 and 1999, respectively, and were primarily for the development of new J. Alexander's restaurants. Cash flow from operations exceeded capital expenditures in 2000 and also represented 56% and 91% of capital expenditures for 2001 and 1999, respectively. The remaining capital expenditures along with other needs for the 2001 and 1999 years were funded by use of the Company's line of credit and, for 1999, by the sale of common stock as discussed below.

In 2002, the Company plans to construct and open one restaurant. Management estimates that the cost to purchase property for, and build and equip this restaurant and for capital maintenance for existing restaurants will be approximately $6.7 million for 2002. In addition, the Company may incur capital expenditures for the purchase of property and/or construction of restaurants for locations to be opened in 2003. Any such expenditures are dependent upon the timing and success of management's efforts to locate acceptable sites.

While a working capital deficit of $8,735,000 existed as of December 30, 2001, the Company does not believe this deficit impairs the overall financial condition of the Company. Certain of the Company's expenses, particularly depreciation and amortization, do not require current outlays of cash. Also, requirements for funding accounts receivable and inventories are relatively insignificant; thus virtually all cash generated by operations is available to meet current obligations. As of December 30, 2001, debentures in the principal amount of $162,000 had been purchased by the Company for use toward satisfying the annual sinking fund requirement of $1,875,000 for this issue for 2002.

In 1999, the Company's Board of Directors established a loan program designed to enable eligible employees to purchase shares of the Company's common stock. Under the program participants were allowed to borrow an amount equal to the full price of common stock purchased. The plan authorized $1 million in loans to employees. Purchases of stock under the plan totaled $486,000 during 1999, with the remainder purchased in 2000. The employee loans, which are reported as a deduction from stockholders' equity, are payable on December 31, 2006, unless repaid sooner pursuant to terms of the plan.

The Company maintains a bank line of credit of $20 million which is expected to be used as needed for funding of capital expenditures and to provide liquidity for meeting working capital or other needs. At December 30, 2001, borrowings outstanding under this line of credit were $14,271,000. The line of credit agreement, which was last amended on August 14, 2001, contains covenants which require the Company to achieve specified levels of senior debt to EBITDA (earnings before interest, taxes, depreciation and amortization) and to maintain certain other financial ratios. The Company was in compliance with these covenants at December 30, 2001 and, based on a current assessment of its business, believes it will continue to comply with these covenants during 2002. The credit agreement also contains certain limitations on capital expenditures and restaurant development by the Company (generally limiting the Company to the development of two new restaurants per year) and restricts the Company's ability to incur additional debt outside the bank line of credit. The interest rate on borrowings under the line of credit is currently based on LIBOR plus a spread of two to three percent, depending on the ratio of senior debt to EBITDA. This agreement expires on July 1, 2002, but includes an option to convert outstanding borrowings to a term loan prior to that time. In the event of conversion, the principal would be repaid in 84 equal monthly installments. Because the line of credit is scheduled to mature within six months of December 30, 2001, $1,019,000, representing six months' principal payments if the total credit line balance were converted to a term loan, has been reflected as a current liability in the December 30, 2001 balance sheet.

While management believes its existing credit facility will be adequate to meet its financing needs during 2002, it is actively evaluating proposals for long-term real estate financing and believes that such financing will be available on acceptable terms in an amount sufficient to reduce or fully repay the current line of credit as well as provide for payment of $7,963,000 related to the remaining balance of its convertible debentures. The Company presently intends to obtain such financing, but there can be no assurance that it will be successful in

doing so. Interest rates on financing of this nature are expected to be significantly higher than those currently being paid on balances outstanding under the Company's line of credit. If the Company is unsuccessful in obtaining long-term real estate financing, then it can exercise the option to convert its credit facility to a term loan, as described above.

In March 1999 the Company developed a plan for raising additional equity capital to further strengthen its financial position and, as part of this plan, completed a private sale of 1,086,266 shares of common stock to Solidus, LLC, an affiliate of one of the directors of the Company, for approximately $4.1 million. In addition, on June 21, 1999, the Company completed a rights offering wherein shareholders of the Company purchased an additional 240,615 shares of common stock at a price of $3.75 per share, which was the same price per share as stock sold in the private sale. The private sale and the rights offering raised total net proceeds to the Company of approximately $4.8 million which were used to repay a portion of the debt outstanding under the Company's bank line of credit. The Company believes that raising additional equity capital and repaying a portion of its outstanding debt benefited the Company by reducing its debt to equity ratio and reducing interest expense and that it will provide greater flexibility to the Company in providing for future financing needs.

From 1975 through 1996, the Company operated restaurants in the quick-service restaurant industry. The discontinuation of these quick-service restaurant operations included disposals of restaurants that were subject to lease agreements which typically contained initial lease terms of 20 years plus two additional option periods of five years each. In connection with certain of these dispositions, the Company remains secondarily liable for ensuring financial performance as set forth in the original lease agreement. The Company can only estimate its contingent liability relative to these leases, as any changes to the contractual arrangements between the current tenant and the landlord subsequent to the assignment are not required to be disclosed to the Company. A summary of the Company's estimated contingent liability is set forth as follows:

Wendy's Restaurants (39 leases)	$6,448,000
Mrs. Winner's Chicken & Biscuits Restaurants (33 leases)	1,763,000
Total contingent liability related to assigned leases	$8,211,000

There have been no payments by the Company of such contingent liabilities in the history of the Company.

As of March 20, 2002, the Company had no financing transactions, arrangements or other relationships with any unconsolidated entities or related parties. Additionally, the Company is not a party to any financing arrangements involving synthetic leases or trading activities involving commodity contracts. Operating lease commitments for leased restaurants and office space are disclosed in Note F, "Leases" and Note K, "Commitments and Contingencies", to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to its accounting for income taxes, impairment of long-lived assets, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are those which involve the more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Income Taxes: The Company had $5,056,000 of gross deferred tax assets at December 30, 2001, consisting principally of $4,013,000 of tax credit carryforwards and $552,000 of net operating loss carryforwards. Generally accepted accounting principles require that the Company record a valuation allowance against its deferred tax assets unless it is "more likely than not" that such assets will ultimately be realized. Due to losses incurred from 1997 through 1999 and because the Company operates with a high degree of financial and operating leverage, with a significant portion of its costs being fixed or semi-fixed in nature, management has been unable to conclude that it is more

likely than not that its existing deferred tax assets will be realized and has maintained a valuation allowance for 100% of its deferred tax assets, net of deferred tax liabilities, since 1997. As a result, the Company currently provides for income taxes only to the extent that it expects to pay cash taxes (primarily state taxes and the federal alternative minimum tax) on current taxable income. It is possible, however, that the Company could generate profits in the future at levels which would cause management to conclude that it is more likely than not that the Company will realize all or a portion of its various net deferred tax assets. Upon reaching such a conclusion, management would record the estimated net realizable value of the deferred tax assets. Subsequent revisions to the estimated net realizable value of the deferred tax assets could cause the Company's provision for income taxes to vary significantly from period to period, although its cash tax payments would remain unaffected until the benefit of the various carryforwards was fully utilized.

Impairments of Long-Lived Assets: When events and circumstances indicate that long-lived assets – most typically assets associated with a specific restaurant – might be impaired, management compares the carrying value of such assets to the undiscounted cash flows it expects that restaurant to generate over its remaining useful life. In calculating its estimate of such undiscounted cash flows, management is required to make assumptions relative to the restaurant's future sales performance, cost of sales, labor, operating expenses and occupancy costs, which include property taxes, property and casualty insurance premiums and other similar costs associated with the restaurant's operation. The resulting forecast of undiscounted cash flows represents management's best estimate based on both historical results and management's expectation of future operations for that particular restaurant. To date, all of the Company's long-lived assets have been determined to be recoverable based on management's estimates of future cash flows.

The above listing is not intended to be a comprehensive listing of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited Consolidated Financial Statements and notes thereto which begin on page 20 of this Annual Report to Shareholders which contain accounting policies and other disclosures required by generally accepted accounting principles.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued SFAS No. 141 "Business Combinations" ("SFAS 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that the use of the pooling-of-interest method is no longer allowed. SFAS 142 requires that upon adoption, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 142 is effective for fiscal years beginning after December 15, 2001.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002, including the required impairment tests. As of the date of adoption, the Company expects to have unamortized goodwill of approximately $171,000, which will be subject to the transition provisions of SFAS 142. Amortization expense related to goodwill was $5,000 for the fiscal year ended December 30, 2001. Because of the extensive effort needed to comply with adopting SFAS 142, it is not practicable to reasonably estimate the impact of adopting this statement on the Company's Consolidated Financial Statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 provides a single framework for evaluating long-lived assets that are to be disposed of by sale and addresses the principal implementation issues. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt SFAS 144 as of December 31, 2001 and does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

IMPACT OF INFLATION AND OTHER FACTORS

Virtually all of the Company's costs and expenses are subject to normal inflationary pressures and the Company is continually seeking ways to cope with their impact. By owning a number of its properties, the Company avoids certain increases in occupancy costs. New and replacement assets will likely be acquired at higher costs but this will take place over many years. In general, the Company tries to offset increased costs and expenses through additional improvements in operating efficiencies and by increasing menu prices over time, as permitted by competition and market conditions.

SEASONALITY AND QUARTERLY RESULTS

The Company's revenues and net income have historically been subject to seasonal fluctuations. Revenues and net income typically reach their highest levels during the fourth quarter of the fiscal year due to holiday business and the first quarter due to the redemption of gift cards sold during the holiday season. In addition, certain of the Company's restaurants, particularly those located in South Florida, typically experience an increase in customer traffic during the period between Thanksgiving and Easter due to local residents who live in these markets for only a portion of the year.

As a result of these and other factors, the Company's financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year. Quarterly results have been and will continue to be significantly impacted by the timing of new restaurant openings and their associated pre-opening costs.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure About Interest Rate Risk. The Company is subject to market risk from exposure to changes in interest rates based on its financing and cash management activities. The Company utilizes a mix of both fixed-rate and variable-rate debt to manage its exposures to changes in interest rates. (See Notes E and F to the Consolidated Financial Statements appearing elsewhere herein.) The Company does not expect changes in market interest rates to have a material affect on income or cash flows in fiscal 2002, although there can be no assurances that interest rates will not significantly change.

Commodity Price Risk. Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company. Essential supplies and raw materials are available from several sources and the Company is not dependent upon any single source of supplies or raw materials. The Company's ability to maintain consistent quality throughout its restaurant system depends in part upon its ability to acquire food products and related items from reliable sources. When the supply of certain products is uncertain or prices are expected to rise significantly, the Company may enter into purchase contracts or purchase bulk quantities for future use. The Company has purchase commitments for terms of one year or less for food and supplies with a variety of vendors. Such commitments generally include a pricing schedule for the period covered by the agreements. The Company has established long-term relationships with key beef, seafood and produce vendors and brokers. Adequate alternative sources of supply are believed to exist for substantially all products. While the supply and availability of certain products can be volatile, the Company believes that it has the ability to identify and access alternative products as well as the ability to adjust menu prices if needed. Significant items that could be subject to price fluctuations are beef, seafood, produce, pork and dairy products among others. The Company believes that any changes in commodity pricing which cannot be adjusted for by changes in menu pricing or other product delivery strategies would not be material.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

The foregoing discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. All references are to fiscal years unless otherwise noted. The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations relating to certain matters involve risks and uncertainties, including anticipated financial performance, business prospects, anticipated capital expenditures, financing arrangements and other similar matters, which reflect management's best judgment based on factors currently known. Actual results and experience could differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements as a result of a number of factors including, but not limited to, those discussed in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Forward-looking information provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors. In addition, the Company disclaims any intent or obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended		
	December 30 2001	December 31 2000	January 2 2000
Net sales	$91,206,000	$87,511,000	$78,454,000
Costs and expenses:			
Cost of sales	29,575,000	28,002,000	25,568,000
Restaurant labor and related costs	30,533,000	29,565,000	26,289,000
Depreciation and amortization of restaurant property and equipment	4,242,000	4,040,000	3,688,000
Other operating expenses	16,602,000	15,828,000	14,323,000
Total restaurant operating expenses	80,952,000	77,435,000	69,868,000
General and administrative expenses	7,199,000	7,206,000	7,124,000
Pre-opening expense	850,000	383,000	264,000
Operating income	2,205,000	2,487,000	1,198,000
Other income (expense):			
Interest expense, net	(1,269,000)	(1,590,000)	(1,570,000)
Gain on purchase of debentures	17,000	75,000	166,000
Other, net	(51,000)	(81,000)	(93,000)
Total other expense	(1,303,000)	(1,596,000)	(1,497,000)
Income (loss) before income taxes	902,000	891,000	(299,000)
Income tax provision	(631,000)	(410,000)	(33,000)
Net income (loss)	$ 271,000	$ 481,000	$ (332,000)
Basic earnings (loss) per share	$ .04	$ .07	$ (.05)
Diluted earnings (loss) per share	$ .04	$ .07	$ (.05)

See notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	December 30 2001	December 31 2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,035,000	$ 1,057,000
Accounts and notes receivable, including current portion of direct financing leases, net of allowances for possible losses	174,000	112,000
Inventories at lower of cost (first-in, first-out method) or market	936,000	741,000
Prepaid expenses and other current assets	835,000	592,000
Total Current Assets	2,980,000	2,502,000
Other Assets	902,000	836,000
Property and Equipment, at cost, less allowances for depreciation and amortization	66,946,000	62,590,000
Deferred Charges, less accumulated amortization of $1,269,000 and $1,217,000 at December 30, 2001, and December 31, 2000, respectively	475,000	442,000
	$71,303,000	$66,370,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 2,598,000	$ 2,825,000
Accrued expenses and other current liabilities	3,956,000	3,346,000
Unearned revenue	2,415,000	1,961,000
Current portion of long-term debt and obligations under capital leases	2,746,000	1,993,000
Total Current Liabilities	11,715,000	10,125,000
Long-Term Debt and Obligations Under Capital Leases, net of portion classified as current	19,532,000	16,771,000
Other Long-Term Liabilities	1,886,000	1,473,000
Stockholders' Equity		
Common Stock, par value $.05 per share: Authorized 10,000,000 shares; issued and outstanding 6,797,618 and 6,851,816 shares at December 30, 2001, and December 31, 2000, respectively	340,000	343,000
Preferred Stock, no par value: Authorized 1,000,000 shares; none issued	—	—
Additional paid-in capital	34,739,000	34,867,000
Retained earnings	4,692,000	4,421,000
	39,771,000	39,631,000
Note receivable - Employee Stock Ownership Plan	(688,000)	(686,000)
Employee notes receivable - 1999 Loan Program	(913,000)	(944,000)
Total Stockholders' Equity	38,170,000	38,001,000
Commitments and Contingencies		
	$71,303,000	$66,370,000

See notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
	December 30 2001	December 31 2000	January 2 2000
Cash Flows from Operating Activities:			
Net income (loss)	$ 271,000	$ 481,000	$ (332,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	4,376,000	4,198,000	3,919,000
Amortization of deferred charges	52,000	101,000	121,000
Employee Stock Ownership Plan expense	—	—	134,000
Stock awards - 1999 Loan Program	—	61,000	—
Other, net	81,000	179,000	274,000
Changes in assets and liabilities:			
Increase in accounts and notes receivable	(71,000)	—	(64,000)
(Increase) decrease in inventories	(195,000)	(38,000)	97,000
Increase in prepaid expenses and other current assets	(243,000)	(170,000)	(98,000)
Increase in deferred charges	(85,000)	(55,000)	(40,000)
(Decrease) increase in accounts payable	(669,000)	667,000	34,000
Increase (decrease) in accrued expenses and other current liabilities	542,000	(284,000)	(274,000)
Increase in unearned revenue	454,000	270,000	324,000
Increase in other long-term liabilities	413,000	426,000	370,000
Net cash provided by operating activities	4,926,000	5,836,000	4,465,000
Cash Flows from Investing Activities:			
Purchase of property and equipment	(8,306,000)	(4,910,000)	(4,788,000)
Other, net	(54,000)	(12,000)	82,000
Net cash used by investing activities	(8,360,000)	(4,922,000)	(4,706,000)
Cash Flows from Financing Activities:			
Proceeds under bank line of credit agreement	41,003,000	33,851,000	28,640,000
Payments under bank line of credit agreement	(35,997,000)	(32,605,000)	(29,891,000)
Payments on long-term debt and obligations under capital leases	(1,492,000)	(1,605,000)	(2,904,000)
Purchase of stock for 1999 Loan Program	—	(515,000)	(486,000)
Common stock repurchased	(136,000)	—	—
Reduction of employee notes receivable - 1999 Loan Program	31,000	57,000	—
Sale of stock and exercise of stock options	3,000	27,000	4,793,000
Net cash provided (used) by financing activities	3,412,000	(790,000)	152,000
(Decrease) Increase in Cash and Cash Equivalents	(22,000)	124,000	(89,000)
Cash and cash equivalents at beginning of year	1,057,000	933,000	1,022,000
Cash and Cash Equivalents at End of Year	$ 1,035,000	$ 1,057,000	$ 933,000

See notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Outstanding Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Note Receivable-Employee Stock Ownership Plan	Employee Notes Receivable-1999 Loan Program	Total Stockholders' Equity
Balances at January 3, 1999	5,431,335	$272,000	$30,007,000	$4,272,000	$(820,000)	$ —	$33,731,000
Stock sold in private transaction and through rights offering	1,326,881	66,000	4,697,000	—	—	—	4,763,000
Exercise of stock options	13,993	1,000	29,000	—	—	—	30,000
Reduction of note receivable-Employee Stock Ownership Plan	—	—	—	—	134,000	—	134,000
Purchase of stock - 1999 Loan Program	—	—	—	—	—	(486,000)	(486,000)
Net loss	—	—	—	(332,000)	—	—	(332,000)
Balances at January 2, 2000	6,772,209	339,000	34,733,000	3,940,000	(686,000)	(486,000)	37,840,000
Exercise of stock options	49,109	2,000	25,000	—	—	—	27,000
Purchase of stock - 1999 Loan Program	—	—	—	—	—	(515,000)	(515,000)
Reduction of employee notes receivable - 1999 Loan Program	—	—	—	—	—	57,000	57,000
Stock awards - 1999 Loan Program	30,498	2,000	109,000	—	—	—	111,000
Net income	—	—	—	481,000	—	—	481,000
Balances at December 31, 2000	6,851,816	343,000	34,867,000	4,421,000	(686,000)	(944,000)	38,001,000
Exercise of stock options	7,500	—	10,000	—	—	—	10,000
Reduction of employee notes receivable - 1999 Loan Program	—	—	—	—	—	31,000	31,000
Common stock repurchased	(61,226)	(3,000)	(133,000)	—	—	—	(136,000)
Other, net	(472)	—	(5,000)	—	(2,000)	—	(7,000)
Net income	—	—	—	271,000	—	—	271,000
Balances at December 30, 2001	6,797,618	$340,000	$34,739,000	$4,692,000	$(688,000)	$(913,000)	$38,170,000

See notes to Consolidated Financial Statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Consolidated Financial Statements include the accounts of J. Alexander's Corporation and its wholly-owned subsidiaries (the Company). The Company owns and operates 24 J. Alexander's restaurants in twelve states throughout the United States. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made in the prior years' Consolidated Financial Statements to conform to the 2001 presentation.

Fiscal Year: The Company's fiscal year ends on the Sunday closest to December 31 and each quarter typically consists of thirteen weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

Property and Equipment: Depreciation and amortization are provided on the straight-line method over the following estimated useful lives: buildings – 30 years, restaurant and other equipment – two to 10 years, and capital leases and leasehold improvements – lesser of life of assets or terms of leases, generally including renewal options.

Deferred Charges: Costs in excess of net assets acquired have been amortized over 40 years using the straight-line method. Debt issue costs are amortized principally by the interest method over the life of the related debt.

Income Taxes: The Company accounts for income taxes under the liability method required by Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes". SFAS No. 109 requires that deferred tax assets and liabilities be established based on the difference between the financial statement and income tax bases of assets and liabilities measured at tax rates that will be in effect when the differences reverse.

Earnings Per Share: The Company accounts for earnings per share in accordance with SFAS No. 128 "Earnings Per Share".

Revenue Recognition: Restaurant revenues are recognized when food and service are provided. Unearned revenue consists of gift certificates sold, but not redeemed.

Pre-opening Costs: The Company accounts for pre-opening costs by expensing such costs as they are incurred, consistent with the requirements under the American Institute of Certified Public Accountants' Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities".

Fair Value of Financial Instruments: The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

Long-term debt: The carrying amount of the Company's borrowings with variable interest rates approximates their fair value. The fair value of the Company's convertible subordinated debentures was determined based on quoted market prices (see Note E). Due to the immaterial amounts involved, fair value of other fixed rate long-term debt was estimated to approximate its carrying amount.

Contingent liabilities: In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations and the disposition of its Wendy's restaurant operations, the Company remains secondarily liable for certain real and personal property leases. The Company does not believe it is practicable to estimate the fair value of these contingencies and does not believe any significant loss is likely.

Development Costs: Certain direct and indirect costs are capitalized as building costs in conjunction with acquiring and developing new J. Alexander's restaurant sites and amortized over the life of the related building. Development costs of $165,000, $200,000 and $203,000 were capitalized during 2001, 2000 and 1999, respectively.

Self-Insurance: The Company is generally self-insured, subject to stop-loss limitations, for losses and liabilities related to its group medical plan. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain estimation processes applicable to the insurance industry and, where applicable, based on Company experience.

Advertising Costs: The Company charges costs of advertising to expense at the time the costs are incurred. Advertising expense was $29,000, $42,000 and $70,000 in 2001, 2000 and 1999, respectively.

Stock Based Compensation: The Company accounts for its stock compensation arrangements in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and, accordingly, typically recognizes no compensation expense for such arrangements.

Use of Estimates in Financial Statements: Judgment and estimation are utilized by management in certain areas in the preparation of the Company's financial statements. Some of the more significant areas include the valuation allowance relative to the Company's deferred tax assets and reserves for self-insurance of group medical claims. Management believes that such estimates have been based on reasonable assumptions and that such reserves are adequate.

Impairment: SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Accordingly, when indicators of impairment are present with respect to an individual restaurant, the Company periodically evaluates the carrying value of that restaurant's property and equipment and intangibles.

Comprehensive Income: The Company has no items of comprehensive income as defined under SFAS No. 130, "Reporting Comprehensive Income".

Business Segments: In accordance with the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", management has determined that the Company operates in only one segment.

Recent Accounting Pronouncements: The Financial Accounting Standards Board has issued SFAS No. 141 "Business Combinations" ("SFAS 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that the use of the pooling-of-interest method is no longer allowed. SFAS 142 requires that upon adoption, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 142 is effective for fiscal years beginning after December 15, 2001.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002, including the required impairment tests. As of the date of adoption, the Company expects to have unamortized goodwill of approximately $171,000, which will be subject to the transition provisions of SFAS 142. Amortization expense related to goodwill was $5,000 for the fiscal year ended December 30, 2001. Because of the extensive effort needed to comply with adopting SFAS 142, it is not practicable to reasonably estimate the impact of adopting this statement on the Company's Consolidated Financial Statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 provides a single framework for evaluating long-lived assets that are to be disposed of by sale and addresses the principal implementation issues. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt SFAS 144 as of December 31, 2001 and does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

NOTE B – SALE OF STOCK

On March 22, 1999, the Company completed a private sale of 1,086,266 shares of common stock to Solidus, LLC ("Solidus") for approximately $4.1 million. E. Townes Duncan, a director of the Company, is a minority owner of and manages the investments of Solidus. In addition, on June 21, 1999 the Company completed a rights offering wherein shareholders of the Company purchased an additional 240,615 shares of common stock at a price of $3.75 per share, which was the same price per share as stock sold in the private sale. The net proceeds to the Company from the private sale noted above and the rights offering were approximately $4.8 million, which was used to repay a portion of the debt outstanding under the Company's revolving credit facility.

NOTE C – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended		
	December 30 2001	December 31 2000	January 2 2000
Numerator:			
Net income (loss) [numerator for basic earnings (loss) per share]	$ 271,000	$ 481,000	$ (332,000)
Effect of dilutive securities	—	—	—
Net income (loss) after assumed conversions [numerator for diluted earnings (loss) per share]	$ 271,000	$ 481,000	$ (332,000)
Denominator:			
Weighted average shares [denominator for basic earnings (loss) per share]	6,840,000	6,846,000	6,428,000
Effect of dilutive securities	1,000	130,000	—
Adjusted weighted average shares and assumed conversions [denominator for diluted earnings (loss) per share]	6,841,000	6,976,000	6,428,000
Basic earnings (loss) per share	$ .04	$ .07	$ (.05)
Diluted earnings (loss) per share	$ .04	$ .07	$ (.05)

In situations where the exercise price of outstanding options is greater than the average market price of common shares, such options are excluded from the computation of diluted earnings per share because of their antidilutive impact. A total of 822,000 and 309,000 options were excluded from the computation of diluted earnings per share in 2001 and 2000, respectively. Due to a net loss in 1999, all options outstanding during the year were excluded from the computation of diluted earnings per share.

NOTE D – PROPERTY AND EQUIPMENT

Balances of major classes of property and equipment are as follows:

	December 30 2001	December 31 2000
Land	$14,340,000	$13,126,000
Buildings	33,714,000	30,176,000
Buildings under capital leases	276,000	276,000
Leasehold improvements	22,507,000	20,284,000
Restaurant and other equipment	18,452,000	16,816,000
Construction in progress (estimated cost to complete at December 30, 2001, $4,750,000)	232,000	326,000
	89,521,000	81,004,000
Less allowances for depreciation and amortization	(22,575,000)	(18,414,000)
	$66,946,000	$62,590,000

NOTE E – LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt and obligations under capital leases at December 30, 2001, and December 31, 2000, are summarized below:

	December 30, 2001		December 31, 2000	
	Current	Long-Term	Current	Long-Term
Convertible Subordinated Debentures, 8.25%, due 2003	$1,713,000	$6,250,000	$1,319,000	$8,125,000
Bank credit agreement, at variable interest rates ranging from 3.9% to 8.6%, available through July 1, 2002	1,019,000	13,252,000	662,000	8,603,000
Obligation under capital lease, 11.50% interest, payable through 2004	14,000	30,000	12,000	43,000
	$2,746,000	$19,532,000	$1,993,000	$16,771,000

Aggregate maturities of long-term debt, including required sinking fund payments and assumed conversion of the line of credit facility, for the five years succeeding December 30, 2001, are as follows: 2002 – $2,746,000; 2003 – $8,304,000 ; 2004 – $2,054,000; 2005 – $2,039,000; 2006 – $2,039,000.

The Convertible Subordinated Debentures due 2003 are convertible into common stock of the Company at any time prior to maturity at $17.75 per share, subject to adjustment in certain events. At December 30, 2001, 448,620 shares of common stock were reserved for issuance upon conversion of the outstanding debentures. The debentures are redeemable upon not less than 30 days' notice at the option of the Company, in whole or in part, at 100% of the principal amount, together with accrued interest to the redemption date. The effective interest rate on the debentures is 8.68%. The Debenture Indenture requires minimum annual sinking fund payments of $1,875,000 through 2002.

The Company maintains an unsecured bank line of credit agreement for up to $20,000,000 of revolving credit for the purpose of financing capital expenditures. Borrowings outstanding under this line of credit totaled $14,271,000 and $9,265,000 at December 30, 2001 and December 31, 2000, respectively. In August 2001, the term of the line of credit was extended by one year through July 1, 2002. The amended credit agreement contains covenants which require the Company to achieve specified levels of senior debt to EBITDA (earnings before interest, taxes, depreciation and amortization) and to maintain certain other financial ratios. It also contains certain limitations on capital expenditures and restaurant development by the Company (generally limiting the Company to the development of two

new restaurants per year) and restricts the Company's ability to incur additional debt outside the bank line of credit. The interest rate on borrowings under the line of credit is based on LIBOR plus two to three percent, depending on certain financial ratios achieved by the Company. All amounts outstanding under the line become due on July 1, 2002, unless the Company exercises its option to convert outstanding borrowings to a term loan prior to that time. In the event of such a conversion, the principal would be repaid in 84 equal monthly installments. Because the line of credit is scheduled to mature within six months of December 30, 2001, $1,019,000 – representing six months' principal payments if the total credit line balance were converted to a term loan – has been reflected as a current liability as of December 30, 2001.

Cash interest payments amounted to $1,469,000, $1,652,000 and $1,606,000, in 2001, 2000 and 1999, respectively. Interest costs of $134,000, $67,000 and $48,000 were capitalized as part of building and leasehold costs in 2001, 2000 and 1999, respectively.

The carrying value and estimated fair value of the Company's Convertible Subordinated Debentures were $7,963,000 and $7,326,000, respectively, at December 30, 2001.

NOTE F – LEASES

At December 30, 2001, the Company was lessee under both ground leases (the Company leases the land and builds its own buildings) and improved leases (lessor owns the land and buildings) for restaurant locations. These leases are generally operating leases.

Real estate lease terms are generally for 15 to 20 years and, in many cases, provide for rent escalations and for one or more five-year renewal options. The Company is generally obligated for the cost of property taxes, insurance and maintenance. Certain real property leases provide for contingent rentals based upon a percentage of sales. In addition, the Company is lessee under other noncancelable operating leases, principally for office space.

Accumulated amortization of buildings under capital leases totaled $271,000 at December 30, 2001 and $257,000 at December 31, 2000. Amortization of leased assets is included in depreciation and amortization expense.

Total rental expense amounted to:

	Years Ended		
	December 30 2001	December 31 2000	January 2 2000
Minimum rentals under operating leases	**$2,101,000**	$1,951,000	$1,768,000
Contingent rentals	**56,000**	72,000	67,000
Less: Sublease rentals	**(112,000)**	(131,000)	(199,000)
	$2,045,000	$1,892,000	$1,636,000

At December 30, 2001, future minimum lease payments under capital leases and noncancelable operating leases (including renewal options) with initial terms of one year or more are as follows:

	Capital Leases	Operating Leases
2002	$19,000	$ 1,931,000
2003	19,000	1,962,000
2004	19,000	1,775,000
2005	—	1,653,000
2006	—	1,620,000
Thereafter	—	33,447,000
Total minimum payments	57,000	$42,388,000
Less imputed interest	(13,000)	
Present value of minimum rental payments	44,000	
Less current maturities at December 30, 2001	(14,000)	
Long-term obligations at December 30, 2001	$30,000	

Minimum future rentals receivable under subleases for operating leases at December 30, 2001, amounted to $522,000.

NOTE G – INCOME TAXES

At December 30, 2001, the Company had net operating loss carryforwards of $552,000 for income tax purposes that expire in 2003. Tax credit carryforwards (consisting of FICA tip credits which expire in the years 2009 through 2021 and alternative minimum tax credits which may be carried forward indefinitely) of $4,013,000 are also available to reduce future federal income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 30, 2001, and December 31, 2000, are as follows:

	December 30 2001	December 31 2000
Deferred tax liabilities:		
Tax over book depreciation	$ —	$ 91,000
Other - net	502,000	502,000
Total deferred tax liabilities	502,000	593,000
Deferred tax assets:		
Capital/finance leases	11,000	11,000
Deferred compensation accruals	306,000	257,000
Book over tax depreciation	51,000	—
Self-insurance accruals	55,000	55,000
Net operating loss carryforwards	188,000	644,000
Tax credit carryforwards	4,013,000	3,183,000
Other - net	432,000	362,000
Total deferred tax assets	5,056,000	4,512,000
Valuation allowance for deferred tax assets	(4,554,000)	(3,919,000)
	502,000	593,000
Net deferred tax assets	$ —	$ —

SFAS No. 109 establishes procedures to measure deferred tax assets and liabilities and assess whether a valuation allowance relative to existing deferred tax assets is necessary. Since the fourth quarter of 1997, management has concluded that, based upon results of operations during the periods in question and its near-term forecast of future taxable earnings, a valuation allowance was appropriate relative to its deferred tax assets. At December 30, 2001, the Company had no net deferred tax assets and a valuation allowance of $4,554,000.The valuation allowance increased by $635,000 during the year ended December 30, 2001.

Significant components of the income tax provision are as follows:

	Years Ended		
	December 30 2001	December 31 2000	January 2 2000
Currently payable:			
Federal	**$542,000**	$340,000	$31,000
State	**89,000**	70,000	2,000
Total	**631,000**	410,000	33,000
Deferred	—	—	—
Income tax provision	**$631,000**	$410,000	$33,000

The Company's consolidated effective tax rate differed from the federal statutory rate as set forth in the following table:

	Years Ended		
	December 30 2001	December 31 2000	January 2 2000
Tax expense (benefit) computed at federal statutory rate (34%)	**$307,000**	$303,000	$(102,000)
State income taxes, net of federal benefit	**59,000**	46,000	1,000
Effect of net operating loss carryforwards and tax credits	**(450,000)**	239,000	259,000
Valuation of deferred tax assets	**635,000**	(191,000)	(285,000)
Other	**80,000**	13,000	160,000
Income tax provision	**$631,000**	$ 410,000	$ 33,000

The Company made net income tax payments of $344,000, $492,000 and $180,000 in 2001, 2000 and 1999, respectively.

NOTE H – STOCK OPTIONS AND BENEFIT PLANS

Under the Company's 1994 Employee Stock Incentive Plan, officers and key employees of the Company may be granted options to purchase shares of the Company's common stock. Options to purchase the Company's common stock also remain outstanding under the Company's 1985 Stock Option Plan and 1990 Stock Option Plan for Outside Directors, although the Company no longer has the ability to issue additional shares under these plans.

A summary of options under the Company's option plans is as follows:

Options	Shares	Option Prices	Weighted Average Exercise Price
Outstanding at January 3, 1999	678,820	$1.38- $11.69	$4.40
Issued	189,000	2.25- 4.06	2.30
Exercised	(14,000)	1.75- 3.81	2.13
Expired or canceled	(43,300)	3.81- 11.69	4.60
Outstanding at January 2, 2000	810,520	1.38- 11.69	3.95
Issued	44,750	3.44- 3.88	3.56
Exercised	(75,750)	1.50- 2.75	1.51
Expired or canceled	(17,890)	1.75- 3.44	2.77
Outstanding at December 31, 2000	761,630	1.38- 11.69	4.27
Issued	186,000	2.07- 2.25	2.23
Exercised	(7,500)	1.38	1.38
Expired or canceled	(28,450)	2.24- 11.69	4.04
Outstanding at December 30, 2001	911,680	$2.07- $11.69	$3.97

Options exercisable and shares available for future grant are as follows:

	December 30 2001	December 31 2000	January 2 2000
Options exercisable	**686,845**	577,584	344,004
Shares available for grant	**80,656**	245,206	190,564

The following table summarizes information about stock options outstanding at December 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 30 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 30 2001	Weighted Average Exercise Price
$2.07- $ 2.25	180,500	9.3 years	$2.23	—	$ —
2.75- 3.44	508,680	7.2 years	2.87	490,758	2.85
3.81- 5.69	67,500	6.3 years	5.27	67,500	5.27
7.38- 11.69	155,000	3.1 years	9.02	128,587	8.87
$2.07- $11.69	911,680		$3.97	686,845	$4.21

Options exercisable at December 31, 2000 and January 2, 2000 had weighted average exercise prices of $4.25 and $4.75, respectively.

In 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock Based Compensation". This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or continuing to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees", the former standard. The Company has elected to follow APB No. 25 and related Interpretations in accounting for its stock compensation plans because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.31%, 6.51% and 5.94%; no annual dividend yield; volatility factors of .4173, .4917 and .4500 based on monthly closing prices since August, 1990; and an expected option life of 10 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

	Years Ended		
	December 30 2001	December 31 2000	January 2 2000
Pro forma net income (loss)	$ 46,000	$ 60,000	$(688,000)
Pro forma income (loss) per share			
Basic	$ .01	$ .01	$ (.11)
Diluted	$ .01	$ .01	$ (.11)

The weighted average fair value per share for options granted during 2001, 2000 and 1999 was $1.36, $2.48 and $1.50, respectively.

The Company has an Employee Stock Purchase Plan under which 75,547 shares of the Company's common stock are available for issuance. No shares have been issued under the plan since 1997.

The Company has a Salary Continuation Plan which provides retirement and death benefits to certain key employees. The expense recognized under this plan was $150,000, $130,000 and $94,000 in 2001, 2000 and 1999, respectively.

The Company has a Savings Incentive and Salary Deferral Plan under Section 401(k) of the Internal Revenue Code which allows qualifying employees to defer a portion of their income on a pre-tax basis through contributions to the plan. All Company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. For each dollar of participant contributions, up to 3% of each participant's salary, the Company makes a minimum 10% matching contribution to the plan. The Company's matching contribution for 2001 totaled $40,000, or 25% of eligible participant contributions. For 2000 and 1999, the Company's matching contribution expense was $38,000 and $36,000, respectively.

In 1999, the Company established the 1999 Loan Program (Loan Program) to allow eligible employees to make purchases of the Company's common stock. Under the terms of the Loan Program, all full-time employees as well as part-time employees who had at least five years of employment with the Company were eligible to borrow amounts ranging from a minimum of $10,000 to a maximum of 100% of their annual salary. Borrowings in excess of the maximum were allowed upon approval by the Compensation Committee or the officers of the Company, as applicable. Such borrowings were to be used exclusively to purchase shares of the Company's common stock and accrue interest at the rate of 3% annually from the date of the last purchase of shares under the program until paid in full. Interest is payable quarterly until December 31, 2006 at which time there will be a balloon payment of the unpaid interest and the entire principal amount due. In the event that a participant receives bonus compensation from the Company, 30% of any such bonus is to be applied to the outstanding principal balance of the note. Further, a participant's loan may be declared due and payable upon termination of a participant's employment or failure to make any payment when due, as well as under other circumstances set forth in the program documents. The maximum aggregate amount of loans authorized was $1,000,000. As of December 30, 2001, notes receivable under the Loan Program totaled $913,000. This amount has been reported as a reduction from the Company's stockholders' equity.

In addition to shares purchased in the manner described above, participants in the Loan Program received a stock bonus award of one share of common stock for every 20 shares of common stock purchased under the program. Participants in the Loan Program also received an award of one share of restricted common stock for every 20 shares of common stock purchased under the program. Both the stock bonus award and the restricted stock award were issued pursuant to the Company's 1994 Employee Stock Incentive Plan, with the restricted stock award scheduled to vest at the rate of 20% of the number of shares awarded on each of the second through sixth anniversaries of the date of the last purchase of shares under the Loan Program, or February 18, 2000.

For purposes of computing earnings per share, the shares purchased through the Loan Program are included as outstanding shares in the weighted average share calculation.

NOTE I – EMPLOYEE STOCK OWNERSHIP PLAN

In 1992, the Company established an Employee Stock Ownership Plan (ESOP) which purchased 457,055 shares of Company common stock from the Massey Company, a trust created by the late Jack C. Massey, the Company's former Board Chairman, and the Jack C. Massey Foundation at $3.75 per share for an aggregate purchase price of $1,714,000. The Company funded the ESOP by loaning it an amount equal to the purchase price, with the loan secured by a pledge of the unallocated stock held by the ESOP. The note receivable from the ESOP has been reported as a reduction from the Company's stockholders' equity.

The Company has made a contribution to the ESOP each year since the ESOP was established allowing the ESOP to make its scheduled loan repayments to the Company, with the exception of 1996, when no contributions were made, and 2000 and 2001, when only the interest component of the contribution was made. Contributions made to the ESOP resulted in net compensation expense of $135,000 for 1999 with a corresponding reduction in the ESOP note receivable. The terms of the ESOP note, as amended, call for interest to be paid at an annual rate of 8% and for repayment of the ESOP note's remaining principal in annual amounts ranging from $152,000 to $192,000 over the period 2002 through 2005.

All Company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. The ESOP generally requires five years of service with the Company in order for an ESOP participant's account to vest. Allocation of

stock is made to participants' accounts as the ESOP's loan is repaid and is in proportion to each participant's compensation for each year. Shares allocated under the ESOP were 325,154 and 316,416 at December 30, 2001 and December 31, 2000, respectively.

For purposes of computing earnings per share, the shares originally purchased by the ESOP are included as outstanding shares in the weighted average share calculation.

NOTE J – SHAREHOLDER RIGHTS PLAN

The Company's Board of Directors has adopted a shareholder rights plan to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics by encouraging third parties interested in acquiring the Company to negotiate with the Board of Directors.

The shareholder rights plan is a plan by which the Company has distributed rights ("Rights") to purchase (at the rate of one Right per share of common stock) one-hundredth of a share of no par value Series A Junior Preferred (a "Unit") at an exercise price of $12.00 per Unit. The Rights are attached to the common stock and may be exercised only if a person or group acquires 20% of the outstanding common stock or initiates a tender or exchange offer that would result in such person or group acquiring 10% or more of the outstanding common stock. Upon such an event, the Rights "flip-in" and each holder of a Right will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the exercise price. All Rights beneficially owned by the acquiring person or group triggering the "flip-in" will be null and void. Additionally, if a third party were to take certain action to acquire the Company, such as a merger or other business combination, the Rights would "flip-over" and entitle the holder to acquire shares of the acquiring person with a value of two times the exercise price. The Rights are redeemable by the Company at any time before they become exercisable for $0.01 per Right and expire May 16, 2004. In order to prevent dilution, the exercise price and number of Rights per share of common stock will be adjusted to reflect splits and combinations of, and common stock dividends on, the common stock.

During 1999, the shareholder rights plan was amended by altering the definition of "acquiring person" to specify that Solidus, LLC and its affiliates shall not be or become an acquiring person as the result of its acquisition of Company common stock in excess of 20% or more of Company common stock outstanding (See Note B - Sale of Stock).

NOTE K – COMMITMENTS AND CONTINGENCIES

As a result of the disposition of its Wendy's operations in 1996, the Company remains secondarily liable for certain real property leases with remaining terms of one to fourteen years. The total estimated amount of lease payments remaining on these 28 individual leases at December 30, 2001 was approximately $5.1 million. In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations in 1989 and certain previous dispositions, the Company remains secondarily liable for certain real and personal property leases with remaining terms of one to four years. The total estimated amount of lease payments remaining on these 33 individual leases at December 30, 2001, was approximately $1.8 million. Additionally, in connection with the previous disposition of certain other Wendy's restaurant operations, primarily the southern California Wendy's restaurants in 1982, the Company remains secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these 11 individual leases as of December 30, 2001, was approximately $1.3 million.

The Company is from time to time subject to routine litigation incidental to its business. The Company believes that the results of such legal proceedings will not have a materially adverse effect on the Company's financial condition.

NOTE L – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities included the following:

	December 30 2001	December 31 2000
Taxes, other than income taxes	**$1,540,000**	$1,818,000
Salaries, wages and vacation pay	**983,000**	446,000
Insurance	**201,000**	220,000
Interest	**55,000**	66,000
State and federal income taxes	**167,000**	—
Other	**1,010,000**	796,000
	$3,956,000	$3,346,000

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
J. Alexander's Corporation

We have audited the accompanying consolidated balance sheets of J. Alexander's Corporation and subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J. Alexander's Corporation and subsidiaries at December 30, 2001 and December 31, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Nashville, Tennessee
February 8, 2002

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of the quarterly results of operations for the years ended December 30, 2001 and December 31, 2000 (in thousands, except per share amounts):

	2001 Quarters Ended			
	April 1	July 1	September 30	December 30
Net sales	$23,012	$21,876	$22,188	$24,130
Net income (loss)	$ 417	$ (183)	$ (274)	$ 311
Basic earnings (loss) per share	$ .06	$ (.03)	$ (.04)	$ .05
Diluted earnings (loss) per share	$ .06	$ (.03)	$ (.04)	$ .05

	2000 Quarters Ended			
	April 2	July 2	October 1	December 31
Net sales	$22,208	$21,241	$21,621	$22,441
Net income (loss)	$ 505	$ 110	$ (322)	$ 188
Basic earnings (loss) per share	$ .07	$ .02	$ (.05)	$ .03
Diluted earnings (loss) per share	$ .07	$ .02	$ (.05)	$ .03

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in thousands, except per share data)	Years Ended December 30 2001	December 31 2000	January 2 2000	January 3 1999[1]	December 28 1997
Operations					
Net sales	$91,206	87,511	78,454	74,200	57,138
General and administrative expenses	$ 7,199	7,206	7,124	5,815	5,793
Pre-opening expense	$ 850	383	264	660	1,580
Net income (loss)	$ 271	481	(332)	(1,485)[2]	(5,991)[3]
Depreciation and amortization	$ 4,428	4,299	4,041	4,067	3,138
Cash flow from operations	$ 4,926	5,836	4,465	4,149	(2,150)
Capital expenditures	$ 8,815	4,814	4,884	4,914	16,619
Financial Position					
Cash and investments	$ 1,035	1,057	933	1,022	134
Property and equipment, net	$66,946	62,590	62,142	61,440	60,573
Total assets	$71,303	66,370	65,635	65,120	64,421
Long-term obligations	$19,532	16,771	18,128	21,361	20,231
Stockholders' equity	$38,170	38,001	37,840	33,731	34,995
Per Share Data					
Basic earnings (loss) per share	$ .04	.07	(.05)	(.27)	(1.11)
Diluted earnings (loss) per share	$ .04	.07	(.05)	(.27)	(1.11)
Dividends declared per share	$ —	—	—	—	—
Stockholders' equity	$ 5.62	5.55	5.59	6.21	6.45
Market price at year end	$ 2.20	2.31	3.13	4.00	4.81
J. Alexander's Restaurant Data					
Weighted average annual sales per unit	$ 4,077	4,087	3,892	3,809	3,772
Units open at year end	24	22	21	20	18

1 Includes 53 weeks of operations, compared to 52 weeks for all other years presented.

2 Includes pre-tax gain of $264 related to the Company's divestiture of its Wendy's restaurants in 1996.

3 Includes an $885 charge to earnings to reflect the cumulative effect of the change in the Company's accounting policy for pre-opening costs to expense them as incurred. Also includes deferred tax expense of $2,393 related to an adjustment of the Company's beginning of the year valuation allowance for deferred taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" and a pre-tax gain of $669 related to the Company's divestiture of its Wendy's restaurants in 1996.

Note: The Company has never paid cash dividends on its common stock. The Company intends to retain earnings to invest in the Company's business. Payment of future dividends will be within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital requirements and the operating and financial condition of the Company.

BOARD OF DIRECTORS

E. Townes Duncan [1] [2]
Managing Partner
Solidus Company

Garland G. Fritts [1] [2]
Fry Consultants Incorporated

J. Bradbury Reed [1]
Attorney
Bass, Berry & Sims PLC

Lonnie J. Stout II
Chairman, President and
Chief Executive Officer

(1) *Audit Committee Member*

(2) Compensation/Stock Option Committee Member

OFFICERS

Lonnie J. Stout II
Chairman, President and
Chief Executive Officer

Ronald E. Farmer
Vice President, Development

R. Gregory Lewis
Vice President and
Chief Financial Officer

J. Michael Moore
Vice President, Human
Resources and Administration

Mark A. Parkey
Vice President and Controller

J. Douglas Richmond
Regional Vice President

James B. Thomas
Regional Vice President

FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by any stockholder by writing directly to:

R. Gregory Lewis
Vice President and Chief Financial Officer
3401 West End Avenue
P.O. Box 24300
Nashville, Tennessee 37202

TRANSFER AGENT AND REGISTRAR

SunTrust Bank, Nashville, N.A.
c/o SunTrust Bank, Atlanta, N.A.
P.O. Box 4625
Atlanta, Georgia 30302
(800) 568-3476

INDEPENDENT AUDITORS

Ernst & Young LLP
Nashville, Tennessee

CORPORATE OFFICES

3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, Tennessee 37202
(615) 269-1900

AMEX SYMBOL

JAX

PRICE RANGE OF COMMON STOCK

Effective January 2, 2001, the common stock of J. Alexander's Corporation listed on the American Stock Exchange under the symbol JAX. Prior to that date, the Company's common stock traded on the New York Stock Exchange. The approximate number of record holders of the Company's common stock at March 25, 2002, was 1,550. The following table summarizes the price range of the Company's common stock for each quarter of 2001 and 2000, as reported from price quotations from the applicable exchanges:

	2001		2000	
	Low	**High**	Low	High
1st Quarter	**$2.00**	**$2.75**	$3.00	$4.75
2nd Quarter	**2.00**	**2.60**	3.75	5.25
3rd Quarter	**1.95**	**2.42**	3.13	4.13
4th Quarter	**1.80**	**2.40**	1.88	3.31

QUARTERLY REPORTS/NEWS RELEASES

Quarterly results and news releases are posted to our web site (www.jalexanders.com). Annual shareholder letters and annual reports are also available at this site. If you still prefer to have a printed copy of the quarterly information mailed to you, please call or write Janice Jackson in our corporate offices and we will be glad to send them to you.

MAP OF J. ALEXANDER'S LOCATIONS



ALABAMA

Birmingham

COLORADO

Denver

FLORIDA

Boca Raton
Ft. Lauderdale
Plantation
Tampa

GEORGIA

Atlanta

ILLINOIS

Oak Brook

KANSAS

Overland Park

KENTUCKY

Louisville

LOUISIANA

Baton Rouge

MICHIGAN

Livonia
Troy
West Bloomfield

OHIO

Cincinnati
Cleveland
Columbus
Dayton
Toledo

TENNESSEE

Chattanooga
Franklin
Memphis
Nashville

TEXAS

San Antonio

J. ALEXANDER'S®
CORPORATION

3401 West End Avenue
Suite 260
P.O. Box 24300
Nashville, Tennessee 37202
Phone (615) 269-1900
www.jalexanders.com

